United States
Securities and Exchange Commission
Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______to ______

Commission file number 0-32821

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

ROADWAY CORPORATION 401(k) STOCK SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Roadway Corporation
1077 Gorge Boulevard
Akron, OH 44310

REQUIRED INFORMATION

Financial Statements

     The Roadway Corporation 401(k) Stock Savings Plan (“Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA are included herein:

Audited Financial Statements and Supplemental Schedules of the
Plan for the year ended December 31, 2002.

Exhibits

23.1  Consent of independent auditors

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULES

Roadway Corporation 401(k) Stock Savings Plan

Years ended December 31, 2002 and 2001
with Report of Independent Auditors

Roadway Corporation 401(k) Stock Savings Plan

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2002 and 2001

Report of Independent Auditors

To the Administrative Committee
Roadway Corporation 401(k) Stock Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Roadway Corporation 401(k) Stock Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Roadway Corporation 401(k) Stock Savings Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

May 20, 2003

Roadway Corporation 401(k) Stock Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001

Assets
Cash and temporary cash investments	$4,889,011	$4,001,910
Investments, at fair value	311,914,592	331,626,132
Participant notes receivable	8,773,981	7,215,065

Total investments	325,577,584	342,843,107

Receivables:
Employer’s contributions	621,719	602,084
Participants’ contributions	1,070,561	240,030
Accrued interest and other	4,760	387,269

Total receivables	1,697,040	1,229,383

Net assets available for benefits	$327,274,624	$344,072,490

See accompanying notes.

Roadway Corporation 401(k) Stock Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31
	2002	2001

Additions
Investment income:
Dividends	$1,064,404	$1,041,441
Interest	2,357,291	2,993,049

	3,421,695	4,034,490

Contributions:
Participants	18,537,654	19,353,422
Employer	10,324,301	10,787,482

	28,861,955	30,140,904
Net realized and unrealized (depreciation) appreciation in fair value of investments	(8,459,198)	88,093,564

Total additions	23,824,452	122,268,958

Deductions
Distributions in-kind	23,355,954	16,380,245
Benefits paid directly to participants	17,266,364	14,511,339

Total deductions	40,622,318	30,891,584

Net (decrease) increase	(16,797,866)	91,377,374

Net assets available for benefits:
Beginning of year	344,072,490	252,695,116

End of year	$327,274,624	$344,072,490

See accompanying notes.

Roadway Corporation 401(k) Stock Savings Plan

Notes to Financial Statements

Years ended December 31, 2002 and 2001

1. Description of Plan

The following description of the Roadway Corporation (the Company) 401(k) Stock Savings Plan (Plan) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Roadway Corporation and Roadway Express, Inc. not covered by a collective bargaining agreement unless such agreement expressly provides for participation in the Plan. The Plan was established to encourage eligible employees to invest in Company stock. Participation is immediately available to eligible employees who have attained the age of 21 years prior to any enrollment date. The enrollment date is the first day of the first pay period of the month following the month the participant applies for enrollment. Eligible employees hired on or after January 1, 2000 are automatically enrolled 90 days after their eligibility date, unless they actively enroll earlier or elect not to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective January 1, 2002, the Plan’s name was changed from the Roadway Express, Inc. 401(k) Stock Savings Plan to the Roadway Corporation 401(k) Stock Savings Plan.

Contributions

Participants may make before and after tax contributions to the Plan aggregating up to 25% (14 1/2% prior to March 1, 2002) of their annual compensation subject to the Internal Revenue Service limitations. The maximum percentage of after tax contributions cannot exceed 4 1/2% of the participant’s compensation. Once the participant has completed one year of service, the Company will match 100% of the participant’s before and after tax contributions up to 4 1/2% of annual compensation. Additional amounts may be contributed at the option of the Company’s Board of Directors. The Plan is funded by combined contributions from the participants and the Company to a trust fund maintained by the Plan’s trustee. Key Trust Company of Ohio, NA was the Plan’s trustee through December 31, 2002. Effective January 1, 2003, Plan assets were transferred to the new trustee, Fidelity Investments.

Roadway Corporation 401(k) Stock Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Investment Options

Upon enrollment in the Plan, a participant may direct before and after tax contributions in 1% increments in any of fourteen investment funds. Effective, July 1, 2001, the Fidelity Advisors Growth Opportunities Fund was replaced with the Van Kampen Growth and Income Fund. All participant account balances invested in the Fidelity Advisors Growth Opportunities Fund were automatically liquidated and transferred to the Van Kampen Growth and Income Fund on July 2, 2001. Company contributions to the Plan must be invested in the Company Stock Fund. Participants may change their investment options daily.

Participants with account balances invested in FDX, Inc. common stock were obligated to transfer their holdings no later than July 17, 2002 to any of the other investment options offered by the Plan. Any remaining investments in FDX, Inc. common stock as of July 18, 2002 were divested and reallocated to other investments in the participants accounts.

Effective May 30, 2001, Roadway Express, Inc. became a wholly owned subsidiary of Roadway Corporation and holders of common stock of Roadway Express, Inc. became holders of an identical number of shares of common stock of Roadway Corporation. The assets and liabilities of Roadway Corporation and its subsidiaries were the same on a consolidated basis immediately after the merger as the assets and the liabilities of Roadway Express, Inc. immediately before the merger. The transaction did not have any effect on the net assets or operations of the Plan.

Effective January 1, 2003, Plan assets were transferred to Fidelity Investments. Fidelity offers 24 investment options and a self-directed brokerage account. Balances in the Roadway Corporation Stock Fund, Templeton World Fund – Class A, American Balanced Fund, Neuberger & Berman Genesis Assets Fund, Van Kampen Growth & Income Fund and American Funds Group Europacific Growth Fund were transferred in kind. Balances in the Victory Stock Index Fund, Victory Intermediate Income Fund, Janus Twenty Fund, Janus Enterprise Fund, Victory DCS Money Market Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, and Vanguard LifeStrategy Growth Fund were liquidated and reallocated to comparable funds in Fidelity’s portfolio.

Roadway Corporation 401(k) Stock Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are 100% vested in their contributions and the Company’s contributions plus actual earnings thereon.

Participant Notes Receivable

Participants who are active employees may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms range from 1 to 5 years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the vested value of his or her account, or upon death, total and permanent disability or retirement, elect to receive annual installments over a ten year period.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Roadway Corporation 401(k) Stock Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

Investment Valuation

The Plan’s investments are stated at fair value. Common stock is valued at the closing quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at the net asset value as determined by the fund on the last business day of the plan year. The participant notes receivable are valued at their outstanding balances, which approximate their fair value. Security transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Fees

All administrative fees are paid by the Company with the exception of custodial fees for the three Vanguard funds and a one-time fee incurred in 2002 for the liquidation of FDX stock. These fees are netted against earnings for these funds.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the terms of the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the Plan shall pay all expenses chargeable against the Plan and shall then distribute all assets to the participants in proportion to the amounts credited to their accounts at the date of such termination.

Roadway Corporation 401(k) Stock Savings Plan

Notes to Financial Statements (continued)

4. Investments

The Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Realized and
	Unrealized Appreciation
	(Depreciation) in
	Fair Value of Investments
	Years ended December 31
	2002	2001

Common stock	$3,094,454	$96,498,356
Shares of registered investment companies	(11,553,652)	(8,404,792)

	$(8,459,198)	$88,093,564

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2002	2001

Roadway Corporation common stock*	$139,165,830	$135,538,182
Roadway Corporation common stock	60,813,808	59,508,849
American Balanced Fund	26,273,432	17,587,655
Van Kampen Growth & Income Fund	23,363,994	22,021,449
FDX, Inc. common stock	—	51,614,634

* Nonparticipant-directed

Roadway Corporation 401(k) Stock Savings Plan

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	December 31
	2002	2001

Investments, at fair value:
Roadway Corporation common stock	$139,165,830	$135,538,182
Cash and temporary cash investments	3,374,487	2,589,816

Total investments	142,540,317	138,127,998
Receivables:
Contributions receivable	621,719	602,084
Other, net	4,408	(61,767)

Total receivables	626,127	540,317

Net assets available for benefits	$143,166,444	$138,668,315

	Years ended December 31
	2002	2001

Change in net assets:
Contributions	$10,324,301	$10,787,482
Dividends	740,559	719,290
Interest	54,715	88,901
Net realized and unrealized appreciation in fair value of investments	1,480,170	57,046,949
Distributions in-kind	(4,458,518)	(3,956,511)
Benefits paid directly to participants	(5,152,540)	(3,679,817)
Interfund transfers (net)	1,509,442	(121,958)

	$4,498,129	$60,884,336

Roadway Corporation 401(k) Stock Savings Plan

Notes to Financial Statements (continued)

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2002	2001

Net assets available for benefits per the financial statements	$327,274,624	$344,072,490
Amounts allocated to withdrawn participants	—	(1,626,220)

Net assets available for benefits per the Form 5500	$327,274,624	$342,446,270

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	December 31
	2002	2001

Benefits paid to participants per the financial statements	$17,266,364	$14,511,339
Add amounts allocated on Form 5500 to withdrawn participants at end of year	—	1,626,220
Less amounts allocated on Form 5500 to withdrawn participants at beginning of year	(1,626,220)	(509,698)

Benefits paid to participants per the Form 5500	$15,640,144	$15,627,861

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

7. Transactions with Parties-in-Interest

The Plan purchased shares of common stock of the Company for $10,724,193 and $6,630,532 and sold shares of common stock of the Company for $2,289,858 and $0 during the years ended December 31, 2002 and 2001, respectively. The Plan also received dividends on common stock of the Company of $1,064,404 and $1,041,441 during the years ended December 31, 2002 and 2001, respectively.

Roadway Corporation 401(k) Stock Savings Plan

Notes to Financial Statements (continued)

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 15, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Roadway Corporation 401(k) Stock Savings Plan

EIN: 34-0492670        Plan Number: 002

Schedule H, Line 4(i)-Schedule of Assets
(Held at End of Year)

December 31, 2002

	Description of Investment,
	Including Maturity Date,
Identity of Issue, Borrower,	Rate of Interest, Collateral,		Current
Lessor or Similar Party	Par or Maturity Value	Cost**	Value

Cash and temporary cash investments			$4,889,011
Roadway Corporation*	5,432,753 shares
	of common stock	$102,251,134	199,979,638
Victory Stock Index Fund	248,964 units		3,239,024
Victory Intermediate Income Fund	918,811 units		9,261,617
American Balanced Fund	1,822,013 units		26,273,432
Van Kampen Growth & Income Fund	1,634,989 units		23,363,994
American Funds Group Europacific Growth Fund	253,188 units		5,815,717
Neuberger & Berman Genesis Assets Fund	841,850 units		13,941,032
Templeton World Fund — Class A	163,312 units		2,105,086
Janus Twenty Fund	240,855 units		6,987,200
Janus Enterprise Fund	201,320 units		4,620,284
Victory DCS Money Market Fund	868,810 units		12,196,012
Vanguard LifeStrategy Conservative Growth Fund	65,808 units		843,652
Vanguard LifeStrategy Moderate Growth Fund	91,030 units		1,262,583
Vanguard LifeStrategy Growth Fund	141,039 units		2,025,321
Participant notes receivable*	Interest ranging from 5.25% to
	10.50% due in 2003 to 2008	—	8,773,981

			$325,577,584

*	Indicates party-in-interest to the Plan.

**	Cost information is only provided for nonparticipant directed investments.

Roadway Corporation 401(k) Stock Savings Plan

EIN: 34-0492670        Plan Number: 002

Schedule H, Line 4(i)-Schedule of Reportable Transactions

Year ended December 31, 2002

					Current
					Value of
					Asset on
		Purchase	Selling	Cost of	Transaction	Net Gain
Identity of Party Involved	Description of Assets	Price	Price	Asset	Date	or (Loss)

Category (iii)-Series of Transactions in Excess of 5% of the Current Value of Plan Assets

Key Trust Corp.	Roadway Corporation common stock	$12,629,017			$12,629,017
			$9,611,058		9,611,058	*

* Realized gains and losses on investment sales transactions could not be allocated between participant-directed and nonparticipant-
   directed accounts.

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2002.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROADWAY CORPORATION 401(K) STOCK SAVINGS PLAN

By:	/s/ Joseph R. Boni, III Joseph R. Boni, III Roadway Corporation Treasurer